United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                             GenesisIntermedia, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   37184T 106
                                 (CUSIP Number)

                                Colette Johnston
                             Ultimate Holdings, Ltd.
                           13 Parliament St. Hamilton
                                  HM 12 Bermuda
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 11, 2001
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 37184T 106                                                    13D/A
                                                                   Page 2 of 5
-----------------------------------------------------------------------------

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ultimate Holdings, Ltd., a Bermuda limited company.
-------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                              (b)
-------------------------------------------------------------------------------
(3)      SEC USE ONLY
-------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*  WC, BK
-------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
-------------------------------------------------------------------------------
NUMBER OF                  (7)      SOLE VOTING POWER

  SHARES                                 8,743,843
                        ------------------------------------------------------
BENEFICIALLY               (8)      SHARED VOTING POWER

  OWNED BY                               None
                        ------------------------------------------------------
      EACH                 (9)     SOLE DISPOSITIVE POWER

 REPORTING                               8,743,843
                        ------------------------------------------------------
PERSON WITH                (10)     SHARED DISPOSITIVE POWER
                                         None
-------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,743,843
-------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  38.4%
-------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*   CO
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 37184T 106                                                    13D/A
                                                                   Page 3 of 5
-----------------------------------------------------------------------------
Item 1.       Security and Issuer.

     This  statement  constitutes  Amendment No. 6 to the original  statement on
Schedule 13D filed with the Securities and Exchange Commission on May 14, 2000, as amended by Amendment No. 1 which was filed on August 14, 2000, Amendment No. 2 which was filed on September 15, 2000, Amendment No. 3 which was filed on November 13, 2000, and Amendment No. 4 which was filed on January 3, 2001, and Amendment No. 5 which was filed on April 13, 2001, in connection with shares of common stock, $.001 par value per share, of GenesisIntermedia, Inc., a Delaware corporation. The Issuer's principal executive offices are located at 5805 Sepulveda Blvd., 8th Floor, Van Nuys, CA 91411. Unless otherwise stated herein, the Schedule 13D, as previously filed, remains in full force and effect.

Item 5.       Interest in Securities of Issuer.

     (c) The following purchases were made on the Nasdaq open market subsequent to the Schedule 13D and Amendment No. 5 to the Schedule 13D on the following dates:

      Shares Purchased                    Shares Sold               Date of Transaction          Purchase Price
-----------------------------       -------------------------   -----------------------------   --------------------
           25,200                                                        04/04/01                   $7.8849
           12,000                                                        04/06/01                   $8.3425
                                              50,000                     04/06/01                   $8.3425
           24,900                                                        04/09/01                   $8.3147
           63,500                                                        04/10/01                   $8.3487
            4,500                                                        04/11/01                   $8.3892
           10,000                                                        04/12/01                   $8.5332
           21,100                                                        04/16/01                   $8.4617
           14,200                                                        04/18/01                   $9.0909
           26,100                                                        04/26/01                  $11.3253
            1,100                                                        04/27/01                  $11.3100
           33,128                                                        04/30/01                  $11.3130
           72,700                                                        05/01/01                  $11.3100
            1,900                                                        05/02/01                  $11.4658
            4,459                                                        05/03/01                  $11.4980
            1,400                                                        05/04/01                  $11.4100
            2,200                                                        05/08/01                  $11.5550
           28,500                                                        05/11/01                  $14.5600
          230,727                                                        05/23/01                  $16.5570
            1,200                                                        05/24/01                  $16.7600
          142,700                                                        05/25/01                  $16.7600
           48,200                                                        05/29/01                  $16.7600
           74,900                                                        05/30/01                  $16.7600
           34,500                                                        05/31/01                  $16.7600
           51,805                                                        06/01/01                  $16.78
                                              85,000                     06/05/01                  $16.8175
                                               2,800                     06/06/01                  $16.440
                                             660,000                     06/06/01                  $13.50
           12,300                                                        06/07/01                  $16.72
           13,200                                                        06/11/01                  $16.70

CUSIP No.: 37184T 106                                                    13D/A
                                                                   Page 4 of 5
-----------------------------------------------------------------------------

     Note 1: The Reporting Person became a 10% shareholder of the Issuer on June 29, 2000. Reporting Person executed trades following that date that were subject to the Section 16(b) prohibition on "short-swing" profits. As a result, Reporting Person has undertaken to disgorge to the Issuer "short-swing" profits.

Note 2:  See Item 6 below.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

On June 29, 2001, GenesisIntermedia, Inc. (the "Company") announced that it had received a conditional loan commitment for a $100 million credit facility from Riverdale LLC, a company owned by Carl C. Icahn. It also announced that concurrently the parties agreed to principal terms relating to investment banking services to be provided by Riverdale or its affiliates. The Company further announced that consummation of the financing transactions is subject to the negotiation and execution of definitive credit and security documents and that consummation of any financings under the facility would be subject to a number of conditions, including credit review of potential acquisition targets, lender due diligence of the acquisitions and other conditions to be set forth in any definitive credit agreement.

The Company also announced that, in conjunction with the conditional commitment and investment banking services, the Company agreed to issue warrants to purchase 4 million shares of common stock of the Company to Riverdale and agreed to grant to Riverdale registration rights with respect to the common stock issuable upon exercise of the warrants. The Company also announced that concurrently Mr. El-Batrawi, the Company's chairman, agreed to grant to Riverdale options to acquire 1.5 million shares of common stock held by him. The Company also announced that concurrent with the Company's agreement to grant 4 million warrants to Riverdale, the Reporting Person agreed to grant options to the Company to purchase 2 million shares of common stock held by them for an exercise price of $9.00 per share. The options are exercisable beginning on the date that is five days after the execution of a definitive credit agreement and expires on July 31, 2005. The options are exercisable by the Company to the extent Riverdale exercises the same priced warrants issued to it by the Company.

CUSIP No.: 37184T 106                                                    13D/A
                                                                   Page 5 of 5
-----------------------------------------------------------------------------
                                   SIGNATURES

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 2001                    ULTIMATE HOLDINGS, LTD.


                                         By: /s/ Colette Johnston
                                            __________________________
                                               Colette Johnston
                                               Manager